Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC) AND WEB NEIGHBOR (CHIEF FINANCIAL OFFICER, INSPIRATO LLC) BY THE STREET, DATED OCTOBER 19, 2021.

Luxury travel subscription service Inspirato is going public via Thayer Ventures Acquisition Corp (TVAC) in a $1.1B EV deal. Inspirato’s CEO and CFO join the podcast to discuss.

Continuing on the travel theme following last week’s discussion with Vacasa CEO Matt Roberts, the latest episode of Know Who Drives Return features Inspirato’s CEO Brent Handler and CFO Web Neighbor.

Inspirato is a luxury travel service that allows its customers unique access to high-end vacation destinations around the world. Brent and Web join us to talk about the future of luxury travel, and why its merger with Thayer Ventures Acquisition Corp (TVAC) represents a compelling investment opportunity for investors.

Inspirato / Thayer Ventures Overview

Announced: 5/30/2021

EV: $1.1B

Trust Size: $100M

PIPE: Janus Henderson Investors and Rodina, and includes additional incremental capital from Kleiner Perkins, IVP, and Company founders

Investor Deck

Topics Discussed

•	Inspirato - Overview

•	Club and Pass

•	Why public now and why SPAC?

•	Why Thayer?

•	Travel and COVID affects

•	Growth prospects

•	Inspirato valuation

•	Capital Structure

•	Life as a public company

•	Competitors

•	Favorite places

Inspirato at a Glance

About Brent Handler

Brent is an entrepreneur and pioneer of the destination club industry. In 2002, Brent and his brother Brad founded Exclusive Resorts. Brent served as the company’s president from 2002 to 2009, during which time Exclusive Resorts amassed more than $1 billion in real estate assets, delivered tens of thousands of vacations to members worldwide, and set the standard for the burgeoning destination club industry.

In January 2011—convinced he could improve on the model he helped establish—Brent, Brad, and their partners launched Inspirato, providing luxury travelers access to a curated collection of exceptional vacation options combined with expert trip planning and personalized service but without the six-figure, upfront fees previously common in the industry. Brent graduated from the University of Colorado with a bachelor’s degree in business.

About Web Neighbor

Web leads Inspirato’s finance, accounting, real estate, strategy, business intelligence and revenue management teams. His experience as a senior executive spans investment and operational contexts, and he has completed more than $40 billion of public and private transactions. Prior to joining Inspirato, he was Executive Vice President of Strategic Initiatives with the Irvine Company, where he was responsible for all financial and investment functions within the apartment division.

Web previously served as Chief Financial Officer of Archstone, a former S&P 500 constituent, following its privatization in one of the largest REIT leveraged buyouts in history. Web was also a Senior Vice President at Lehman Brothers. He holds a bachelor’s degree in Civil Engineering from Oregon State University and an MBA from the Kenan-Flagler Business School at the University of North Carolina, where he was a Kenan-Flagler Fellow and a Wood Fellow.

Interview Transcript

David Drapkin (Boardroom Alpha): 0:11

Hi, everyone, welcome back to Know Who Drives Return the podcast brought to you by Boardroom Alpha. I’m David Drapkin. And today we’re joined by Brent Handler, CEO and web neighbor, CFO of travel company Inspirato. Inspirato is a luxury travel subscription company that’s going public via Thayer Ventures Acquisition Corp, they struck a $1.1 billion deal that was announced in June, Brent, were very excited to talk about your company in the deal. Thanks. Thanks again for taking the time today.

Brent Handler (CEO, Inspirato): 0:41

Thank you. Glad to be here.

David Drapkin (Boardroom Alpha): 0:43

So Brian, just to kick things off, can you can you give us a quick overview of Inspirato and your business?

Brent Handler (CEO, Inspirato): 0:52

Sure. Thank you. Inspirato is a luxury subscription travel company, we have two primary products, one is called Club and one is called Pass. Club is a $600 per month subscription fee that gets you access to our portfolio of luxury homes and experiences around the world, as well as our service. And Pass is a true subscription. It’s essentially endless travel for $2,500 a month, and you pay no nightly rates, taxes or fees associated with your travel. Club, you as I said, pay as you go. And the main kind of component of the Inspirato inventory kind of what makes us us is this portfolio of residences, over 400 homes, that we manage and control the same way of Four Seasons, manages and controls a hotel, we control these assets through long term lease, we control the service experience, and we control the rates that we charge. And this allows us to have a lot more control and avoid the vacation roulette, that often can happen with an Airbnb or internet broker rental. Things that get a lot harder, the higher up the scale, you go in terms of asset quality and nightly rate.

David Drapkin (Boardroom Alpha): 2:19

So these are properties that are exclusive to your network and subscribers essentially.

Brent Handler (CEO, Inspirato): 2:25

That’s right, and they’re in, you know, hundreds of destinations, primarily where North Americans wish to travel. So everything from the Caribbean coast, Rico, Mexico to Europe, but also places of course, like you know, Aspen, Cuba, South Carolina, etc.

David Drapkin (Boardroom Alpha): 2:45

All the places that we all want to go every weekend. And so is there also a hotel network that’s that’s available to subscribers? And how does that work.

Brent Handler (CEO, Inspirato): 2:57

So we work with hotels in two different ways. We have over 500 hotels on our platform, some hotels, we buy out their inventory and take risk 365 days a year, in order to provide better value for our subscriber. And some we act similar to any other online travel agent, where we’re buying it for a discount and then selling it to our our subscribers. The majority of the value for our members though, and our subscribers comes from where we go to a hotel, and we might take 10 rooms, buy out every single night, 365 days a year at a great discount and then make that savings available to our subscribers. David, it’s important understand why hotels would do that. And it’s because in the luxury segment, hotels don’t run at the same occupancy as the kind of three and four star segment. And so by selling to us at a discount, they’re able to increase their revenue per available room. And in exchange, we have an opaque distribution channel, we don’t tell anybody what the price is. So oftentimes we can buy $1,000 hotel room for $250 as long as we don’t tell anybody that we actually are selling that room for $250.

David Drapkin (Boardroom Alpha): 4:25

Right and then it allows, I assume, the hotel to de-risk a little bit, guarantee them some revenue. And so your subscribers also the least it sounds like in the Pass product, they also would have no visibility into what a normal room would cost as to where they’re staying correct.

Brent Handler (CEO, Inspirato): 4:44

Right I mean, unless they went on the internet sort of on their own right but Pass does provide you know great value in that capacity. So you’re paying you’re $2,500 a month and you’re getting much greater value than that typically by what you’re choosing to use with your subscription.

David Drapkin (Boardroom Alpha): 5:02

And which is, which is the bigger portion of your business is it Club or the Pass.

Brent Handler (CEO, Inspirato): 5:08

Club is a larger portion of the business and Pass is a much faster growing portion of the business.

David Drapkin (Boardroom Alpha): 5:15

Got it. And so I guess it begs me to the question, and thanks for that background really helpful. You know, you, you, you were founded looks like 10 years ago. You’ve been around your real business with hundreds of millions of dollars in revenue. Not, I would say at least the popular rhetoric and the typical, you know, SPAC target out there real flying taxi, pre revenue VC type of company, what what’s a driven you to the public markets? And why is now the right time would you say to transition from private to public?

Brent Handler (CEO, Inspirato): 5:52

Yeah, great question. You know, obviously, when the pandemic hit, people thought this was going to be something that affected travel companies, not that affected, you know, the worldwide population. But so we were very quick to act, you know, back in March of 20, and it became fairly clear that we were on to something, and we really needed to accelerate our growth, because we launched Pass in the summer, July of 2019. And by March 1, 2020, we already had $75 million of annual recurring revenue just in our

Pass product, so a brand new product that we just launched. So after the pandemic, when we were coming out of it, we really knew that we needed some growth capital, and that it was time to play offense. And we looked at what our alternatives would be either doing a private, round or going public. And once we decided going public was the right Avenue, we decided to explore the SPAC route. And to your point, were such a unusual spat candidate because the company was profitable. Back in really 17, 18, 19 and 20. Say for one of those years, we were about breakeven, the company was profitable. So it’s a little bit different than like you said, the normal SPAC candidate, but it was a pretty fast way, and a pretty efficient way to be able to access the public markets, we love our partner at Thayer. And, you know, we feel like this is just the right next step for the company.

David Drapkin (Boardroom Alpha): 7:28

Right, right. Totally agree there. And so what what specifically about Thayer was, were you visite proprietary process where yo Hey, you know, we run wit there, were you courted by, yo know, the herd of stocks ou there, and sort of what what i Thayer bring to the table? A d why were you you know, attract d to go with the

Brent Handler (CEO, Inspirato): 7:49

Well, we definitely had, you know, a lot of interest from SPACs. We chose Thayer because of their deep expertise in hospitality. Thayer Ventures is a travel-focused technology venture capital firm, and their connections, their board, their, you know, kind of industry knowledge was, you know, really an obvious fit for us. And it just made a lot of sense for us to partner with Thayer. And it became pretty apparent when we looked at all of the different options that they would be the best one.

David Drapkin (Boardroom Alpha): 8:35

And were they existing investors prior or their new investors?

Brent Handler (CEO, Inspirato): 8:39

No, we didn’t know them. I didn’t know them.

David Drapkin (Boardroom Alpha): 8:44

And they’re they’re gonna have a seat on on the board of your company going forward.

Brent Handler (CEO, Inspirato): 8:49

That’s right, Chris Hemmeter from Thayer Ventures will have a seat on our board.

David Drapkin (Boardroom Alpha): 8:54

And so you mentioned running a travel company, launching a new product, you know, six months before COVID. Can you talk a little bit about maybe some COVID headwinds? You know, obviously, travel shutting down in ‘20. A, how that affected you, but B I’ve also seen you mentioned, you know, this work, this new work from anywhere, sort of lifestyle, and it has happened, almost positive on the business of renting homes anywhere being able to work anywhere. So can you talk a little bit about that balance of, you know, maybe travel was down and probably scarier when a travel company, sort of how you emerged from that. And then what that looks like going forward.

Brent Handler (CEO, Inspirato): 9:35

Yeah, yeah. Web, why don’t you take this one, you’re better with better with the staff to numbers.

Webster Neighbor (CFO, Inspirato): 9:41

Sure, sure. We of course, were significantly impacted by not only the initial shutdowns, but episodic shutdowns in various jurisdictions, even into this year. So we do feel like broadly we’ve been coming out of that, I would say in some of this information was in our investor deck, which is been publicly posted with the SEC and on our website as well. We posted this year, during certain periods we had the highest amount of travel ever, the highest occupancy in our portfolio ever, the most room nights booked in our portfolio ever. So a really bullish environment. And I think you’re right to hit on some of that dynamic is people being liberated from the office, being liberated from school routines, but also, perhaps more importantly, the high quality, safety and security of having a fully managed and staffed home. That’s what we operate our 385 residences as of June 30, in the manner that Brent described, like the Four Seasons, but without the common areas, the other things that do make some populations sort of nervous about about exposure. So we’ve been really well positioned to to, to provide that mechanism for our valued subscribers, to have the type of travel experience that they value from a top tier best in class provider like us in the context of private homes.

David Drapkin (Boardroom Alpha): 11:03

All right, these stays are probably should have asked earlier, are there any of these stays long term stays, or is there a time limit on on each visit?

Webster Neighbor (CFO, Inspirato): 11:11

There’s there’s not a limit, I would say, most of our subscribers would do, as you would imagine, sort of long weekends on the short end and the longer end, a couple of weeks for a bigger trip to a more exotic locale, sometimes. There certainly have been trips that would be longer than that. But I think it is right down the middle of the fairway in terms of typical affluent traveler behaviors.

David Drapkin (Boardroom Alpha): 11:34

Right. Right. Thank you for that. And as you think about growth, is it more organic? And just, you know, the travel market growing naturally is you have M&A plans, you know, future product launches? Can you talk to me a little bit about that?

Brent Handler (CEO, Inspirato): 11:55

Sure. You know, I think that when you, you know, we kind of look at growth in two basic categories. The first is inventory, and supply. So we’re we’re adding a lot more than just travel, there’s a lot more things you can do with the club, you know, more club in the club. So we recently launched tickets for sporting events in Denver, Colorado, and in Los Angeles. And to great fanfare, we found out that our subscribers really wanted to be in a suite with other Inspirato members. And so that worked. And then, in terms of just adding overall inventory, we launched what we call inspirada real estate. And this is really where we overtly market to high net worth families to purchase homes and lease them back to us. And, you know, we essentially have curated and found hundreds of homes that fit the criteria of what we’re looking for. And we’re asking people, “Hey, would you like to buy this house if we gave you this type of return?” And that’s a big growing part of our business, obviously, we can’t hit our growth goals $366 million in revenue next year, $222 million this year, to get to that $366, we have to add a lot of new inventory. So that’s one avenue of growth. The other avenue of growth is our Pass product has tremendous opportunity for feature enhancement. It’s still very new, we didn’t invest that much into it during the pandemic. So we’re just now starting to invest more into the personalization, the customization, we have some big upgrades coming to the platform here over the next several months. So making Pass better, and having more and better places for people to travel or experience the Club are really the ways that we anticipate, you know, hitting these growth projections that we’ve put out there.

David Drapkin (Boardroom Alpha): 14:10

And so putting an investor hat on for a second. I believe the valuation was struck at $1.1B. How should I think about that, you know, relative to some of your peers?

Webster Neighbor (CFO, Inspirato): 14:28

Sure. It’s a great question. Something that I know the Thayer team spent a lot of time on. You said it when we think about our peers. We are as Brett said at the outset a luxury subscription travel company. So we look at some of the other subscription category leaders that didn’t exist 10 or 15 years ago. We often say there was no concept of connected fitness until Peloton showed up and created a subscription in home product to access fitness. We look at those platforms, they trade between 6 and 7 times on average next year’s revenues. The $1.1 billion valuation you describe for Inspirato is three times next year’s revenues. So a meaningful discount to other subscription leaders. In addition to that, when we look at the peer group, we also think about some of the online travel names, Airbnb, Expedia, Booking, TripAdvisor, and even some of the traditional hospitality names, whether those be Hilton, Hyatt, Marriott, Intercontinental, etc, those companies traded about four and a half times 2022 revenue. Again, at three times, we think we’re priced at a meaningful discount, that gives a lot of room for growth, as the public markets recognize the value of our model, both the subscription and the stickiness inherent benefits of that revenue model, the luxury service that we provide on the accommodations front.

David Drapkin (Boardroom Alpha): 16:00

Got it. Are you able to speak to how that valuation lines up with where we were previously priced in your last private round?

Brent Handler (CEO, Inspirato): 16:10

I mean, it’s not to we don’t give that number out, it’s not super relevant, because we just hadn’t raised capital in so long. It was just a very different, very different business. It was, you know, many, many years ago before the company, you know, prior to when the company was raising outside capital. And also, I think it’s important couple of things, I think I had said, but the company really didn’t have a large cash consumption, burn, and in fact, had no burn for, you know, four or five years. And one of the things that we learned through the pandemic about our model was our lease. Our lease structure, which is inclusive of force majeure provisions allowed us to be very flexible on the expense side. So if we weren’t able to use properties, we were not having to pay for them. And then we were able to shed those costs, but keep our high margin subscription revenue very high, because retention was high. So it allowed us on an adjusted EBIT basis, as I mentioned, as a hospitality company to be actually profitable in the year of 2020, which was, you know, obviously not the, you know, not not the norm. So, another part about our model that I think is that is important for investors to understand is we’re introducing subscription to travel currently doesn’t exist, and it’s just a much more resilient, predictable model that just has, you know, far, far, far better ability to withstand the storm of something like a pandemic.

David Drapkin (Boardroom Alpha): 17:54

Right. And another thing that is is, is not necessarily the norm. Over who knows, but yeah, so we have to ask it just because, you know, given given the current environment in in many of these destaque transactions with higher redemptions from from certain stocks trust value, in a, in a high redemption scenario, how do you think about the capital structure going forward? And you know, and having the necessary funds, you’d want or need to grow the business according to your plans?

Brent Handler (CEO, Inspirato): 18:31

Yeah, Webb might have a take on this as well. But we don’t need any of the cash in the trust. In order to be a growing public company, we have a fully funded pipe announced at $100 million. We have substantial cash on the balance sheet. And as I mentioned, we don’t really have a heavy burn or plan to have a heavy burn. So we’re very lucky in that regard that so many SPACs are completely dependent upon the cash and trust. We’re not, of course, we’d like to have as many of the investors from Thayer convert, but if they don’t, you’re a public company, you have access to public capital, and we can, you know, we can sort of manage our capital structure, however we wish, because of the flexibility we have by having enough cash and not being a big cash burn.

Brent Handler (CEO, Inspirato): 19:30

You have anything to add to that Web?

Webster Neighbor (CFO, Inspirato): 19:32

You hit on the high points, right? I mean, our current cash position for that dynamics that Brent described is really strong. You see that in our disclosures and filings and having the fully committed pipe of $100 million led by top a top tier anchor, like Janus Henderson is really powerful and makes us feel really optimistic about this environment.

David Drapkin (Boardroom Alpha): 19:53

Right and congrats on on getting paid financing and let us know It was it was a tougher environment. In in spec land over the summer. And you mentioned Janus, our other, our other pipe investors, any of them previously investors in the company? Or is it a new group of individuals and institutions?

Brent Handler (CEO, Inspirato): 20:17

We have a very good mix of existing investors, myself included Kleiner Perkins included, as well as new, new institutional investors that came in with the PIPE. You know, obviously, our timing for raising a PIPE was, you know, a little bit challenging. But I think that, I think that speaks more to the quality of the company than anything that we were able to get it done and get it done with such tier one investors that, you know, really believe in our growth story.

David Drapkin (Boardroom Alpha): 20:53

And so on to talk a little bit about, you know, being a public company now, and being in the public eye. quarterly earnings results, you know, hearing from from the public market, I think unfairly, particularly even for companies that are have gone through the SPAC processor kind of unfairly being hit in many ways. Given just if you look at where some of them are trading, so how are you thinking about educating market on your story, and, you know, managing life as a, as a public company, where just the scrutiny, the scrutiny will just be higher?

Brent Handler (CEO, Inspirato): 21:33

Well, I think, you know, kind of a two part answer here, I think the firt, the first part of the answer is that, you know, you, you become a great company, and you are a great company, by delivering great results. And whether you’re private or public, eventually, the results will rule the day. And you have to have the right strategy and vision, but you have to, you have to produce, you have to hit your numbers, whether those are profit numbers, or whether those are growth numbers or subscriber numbers. And obviously, we’re, you know, very committed to our plan and, and believe in, you know, believes in the business model and what we’ve put forth. So I think it’s like, not really that different being public or private, you still have to be able to articulate a vision and then execute on that vision either way, in terms of being a public company, you know, there’s a lot of, there’s just a lot of belief that being a public company comes with all of these, you know, detriments and the public market scrutiny, and all of the things that are, you know, that are associated with that narrative, I’ve actually taken a different approach, I kind of like it to mean so far, it’s caused us to have much greater rigor than we’ve ever had caused us to get web. I mean, it cost us to, to upgrade in the CFO department, whether you got a job. Yeah, you know, I mean, you know, the people who are hiring, the specificity of the numbers that we’re reporting on, you know, in the end, I think it’s all actually a net, a net positive, it does come obviously, with more work and a little bit more, you know, I guess, red tape. But I think the positives, far outweigh the negatives. And I think as a management team, we’re really looking forward to it, we’re a very interesting business as well, we don’t fit in a neat little bucket of, you know, a marketplace business like Airbnb, or a hospitality business management company, like, like Marriott. So being public allows us the opportunity to really be kind of a category creator, and get a lot of smart people following and really understanding our story. And what we think is going to be a massive category, by the way, subscription travel, we believe, is going to be 10s of billions of dollars of revenue, you know, into the future. And we’re just sort of the first one that figured out how to how to do it at any sort of scale.

David Drapkin (Boardroom Alpha): 24:21

Right. That’s super interesting. And I really take to your point and agree, you know, there’s this perception of, oh, we’re a public company, so scary, but it really comes down to what what are you telling the market? Is it legitimate? Are you being credible? And are you executing on that and being transparent? So, you know, I totally take to those points. So yeah, just just to wrap up and you you kind of brought it up, you’re, you’re almost the first to do it. You know, what do you what are you thinking about in terms of competition or any new entrants or how are you thinking about the competition landscape?

Brent Handler (CEO, Inspirato): 24:56

We don’t really think So much about direct competition obviously there’s, there’s, you know, we we operate in a massive market. So Four Seasons is a competitor, Airbnb is a competitor, Marriott is a competitor, a local property manager is a competitor. But in terms of, you know, a subscription travel business focused on the luxury segment, we don’t so much think about competition. I mean, if you think about our market share, relative to our TAM, it’s just like, almost limitless in terms of our opportunity for growth. So this isn’t an example of a business or a category that is, you know, highly, highly competitive today. Now, in terms of comp set, there are some interesting companies that have either gone public or going public, that you know, we could call cousins, right? So Wheels Up are kind of a cousin, you know, that’s a they’re a great partner of ours, they’ve got a subscription component to the business, their luxury, Soho House the membership structure, they’ve got some hospitality, it’s club, think about that. Vacasa right, that’s kind of in the broadly speaking, you know, the vacation rental space, right? We could think about somebody like Sonder. Sonder, kind of manages and controls and experience so we can think about them. So what’s good is they’re starting to be a pretty good stable of either public or recently becoming public companies that I would call more disruptive to traditional hospitality markets. And I think that’s good. I think, you know, you basically you’ve had the brands, Marriott, and then Airbnb made it out as public. And there you go, right. And now there’s some different, more creative, I think, kind of higher growth, potential new businesses, going out and seeing what they can do in the public markets. And we’re very supportive of, you know, our industry peer group of, you know, gaining some more attention with analysts and, you know, starting to get the conversation started.

David Drapkin (Boardroom Alpha): 27:11

Right? What’s your favorite travel destination?

Brent Handler (CEO, Inspirato): 27:18

That’s a good one. My favorite is probably Cabo. But partly because I go there are a lot and I’ve been going there for you know, for for quite some time. My favorite experience is what we call an Inspirato only experience, we charter luxury cars, small luxury cruise ships. Silver sea luxury cruise ship with call it 300 cabins. And every year we’ll do either a week in the Mediterranean, or we’ll do a week, you know, in you know, maybe different part of the world. And those I’ve done with my family over time, and you’re with only Inspirato members for a week, and you’re experiencing different, you know, cultures, and those are really fun, too. So those might actually be my favorite if I could only do one. But I think Cabo would be the if I could do it all the time, Cabo would probably be that favorite.

David Drapkin (Boardroom Alpha): 28:18

Those both sound lovely to me. So just to wrap, you know, any, any parting words as to, you know, last word, as you know, why why should I, you know, buy a share tonight.

Brent Handler (CEO, Inspirato): 28:35

Web, you want to take that one first?

Webster Neighbor (CFO, Inspirato): 28:38

Sure, I, I’d say hitting on a lot of the themes that we’ve discussed in this session. Thank you, David, the subscription travel model that Brent alluded to with a company that has a proven track record, and has produced positive adjusted EBIT dot even through the pandemic, those are really unique attributes, combined with our growth trajectory, and the customer satisfaction that we deliver. We think it’s an exciting time to get in on the ground floor of a new segment in a huge almost feels almost limitless sector of the travel hospitality market.

Brent Handler (CEO, Inspirato): 29:13

Yeah, and I just, I just put an exclamation point on that and say that travel being a massive category has really under delivered in innovation for a very, very long period of time. And you’re kind of betting on this innovation engine of Inspirato. That kind of started in this luxury segment that has a couple of patents on this subscription travel, that subscription travel is going to grow up and be a really big deal, and that we’ve got a really big head start. So that would be kind of my my answer to that.

David Drapkin (Boardroom Alpha): 29:54

Great. Well, Brent and Web, first off, I’m itching to go travel right now. But second of all, thanks so much for taking the time to talk to us today and learn more about Inspirato. Super interesting company and a lot of a lot of action in this space. We’ll be we’ll be excited to watch your progress going forward. So thanks again for talking to us.

Brent Handler (CEO, Inspirato): 30:20

You bet. Thank you so much.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of Thayer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in Part II, Item 1A of Thayer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that Thayer has filed with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.